Mail Stop 6010

March 29, 2007

Mr. Robert Freiheit
Chief Executive Officer
Paxton Energy, Inc.
2533 North Carson Street – Suite 6232
Carson City, Nevada 89706

Re: Paxton Energy, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-136399

Dear Mr. Freiheit:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Registration payment arrangements, page F-11

1.   Since the registration payment arrangement was entered into before the date the FSP was issued, please expand your disclosure to discuss how the early adoption affected your financial statements.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Vanessa Robertson at 202-551-3649 or Oscar Young at 202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: James R. Kruse, Esq.
        Kruse Landa Maycock & Ricks, LLC
        136 East South Temple – 21st Floor
        Salt Lake City, Utah 84111